UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

HUB INTERNATIONAL LIMITED

(Name of the Issuer)

Hub International Limited

John P. Graham

Richard A. Gulliver

Bruce D. Guthart

Martin P. Hughes

W. Kirk James

Lawrence J. Lineker

Marianne D. Paine

Roy H. Taylor

Maple Tree Acquisition Corporation

Apax US VII, L.P.

Apax Europe VII-A, L.P.

Apax Europe VII-B, L.P.

Apax Europe VII-1, L.P.

Morgan Stanley Principal Investments, Inc.

(Name of Person(s) Filing Statement)

Common Shares, Without Par Value

(Title of Class of Securities)

4432P1 10

(CUSIP Number of Class of Securities)

W. Kirk James

Vice President and Corporate Secretary

Hub International Limited

55 East Jackson Boulevard

Chicago, IL 60604

877-402-6601

Copies to:

Christopher J. Cummings. Esq. Adam M. Givertz, Esq. Shearman & Sterling LLP Commerce Court West Suite 4405 Toronto, Ontario M5L 1E8 416-360-8484	Daniel S. Evans, Esq. Christopher W. Rile Ropes & Gray LLP One International Place Boston, Massachusetts 02110 617-951-7000	Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 212-558-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,757,839,722.55	$53,965.68

*	For purposes of calculating the amount of the filing fee only. The transaction value was determined based upon the sum of (a) $41.50 per common share of 39,842,552 common shares, (b) $41.50 minus the weighted average exercise price of $15.45 per common share of outstanding options to purchase 919,751 common shares, and (c) $41.50 per restricted share unit with respect to 1,937,694 common shares.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$53,965.68

Form or Registration No.:	Schedule 14A—Preliminary Proxy Statement

Filing Party:	Hub International Limited

Date Filed:	April 23, 2007

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) Hub International Limited, a Canadian corporation (“Hub” or the “Company”), the issuer of the common shares, without par value (the “Common Shares”), that is subject to the Rule 13e-3 transaction, (2) John P. Graham, Richard A. Gulliver, Bruce D. Guthart, Martin P. Hughes, W. Kirk James, Lawrence J. Lineker, Marianne D. Paine and Roy H. Taylor (collectively, the “Executive Officer Investors”), (3) Maple Tree Acquisition Corporation, a British Columbia corporation (“Parent”), (4) Apax US VII, L.P., a Cayman Islands exempted limited partnership (“Apax US VII”), (5) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P., each an English limited partnership (collectively, the “Apax Europe VII Funds”), (6) Morgan Stanley Principal Investments, Inc., a Delaware corporation (“MSPI”) (together with Hub, the Executive Officer Investors, Parent, Apax US VII, the Apax Europe VII Funds, and MSPI, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Arrangement Agreement (the “Arrangement Agreement”) dated as of February 25, 2007 and amended as of March 22, 2007 by and between Hub and Parent.

Concurrently with the filing of this Schedule 13E-3, Hub is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the arrangement resolution, which includes approval of the Arrangement Agreement and the plan of arrangement. The arrangement resolution must be approved by the affirmative vote of (1) not less than two-thirds of the votes cast by shareholders present or represented by proxy at the special meeting and (2) a majority of the votes cast by shareholders present or represented by proxy at the special meeting, excluding the votes cast by executive officers and other members of management of Hub who will invest in equity securities of Parent or an affiliate of Parent and any other shareholders who may be required to be excluded from such vote under Canadian law.

The cross-references below are being supplied pursuant to General Instruction G to Rule 13E-3 Transaction Statement on Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Parties or by an affiliate of a Filing Party that Hub is “controlled” by any other Filing Party or that any Filing Party is an “affiliate” of Hub within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The Company’s name and the address of its principal executive office and telephone number are as follows: Hub International Limited 55 East Jackson Boulevard Chicago, IL 60604 1-877-402-6601

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Record Date”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

(c) Trading market and price. The information set forth in the Proxy Statement under the caption “HISTORICAL FINANCIAL DATA – Market Price and Dividend Data” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “HISTORICAL FINANCIAL DATA – Market Price and Dividend Data” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the caption “HISTORICAL FINANCIAL DATA —Prior Public Offerings” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “HISTORICAL FINANCIAL DATA —Prior Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Arrangement and the Arrangement Agreement”

“THE PARTIES TO THE ARRANGEMENT”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX F: INFORMATION RELATING TO THE SPONSORS, AND HUB DIRECTORS AND EXECUTIVE OFFICERS

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement of Executive Officer Investors”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement of Parent and the Sponsors”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hub after the Arrangement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Effects of the Company if the Arrangement is Not Complete”

“SPECIAL FACTORS—Delisting and Deregistration of Hub Common Stock”

“SPECIAL FACTORS—Accounting”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Material Canadian Federal Income Tax Consequences”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE SPECIAL MEETING”

“THE ARRANGEMENT AGREEMENT—Arrangement Consideration”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE ARRANGEMENT AGREEMENT – Treatment of Options and Other Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING – Rights of Shareholders Who Object to the Arrangement”

“DISSENTING SHAREHOLDERS’ RIGHTS”

ANNEX I—SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

(e) Provisions for Unaffiliated Security Holders. As described in the Proxy Statement under “Special Factors—Background of the Transaction,” which is incorporated herein by reference, the special committee of the board of directors of the Company authorized the retention of a law firm to represent certain executive officers in connection with the proposed transaction and agreed that the Company will reimburse or pay the fees and expenses of such law firm in connection with such representation. In addition, the Executive Officer Investors have by reason of their position as such, access to certain corporate files of the Company. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Parties or to obtain counsel or appraisal services at the expense of the Filing Parties.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Certain Relationships Between Parent and Hub”

“SPECIAL FACTORS—Prior Stock Purchases

“ANNEX F—INFORMATION RELATING TO HUB DIRECTORS AND EXECUTIVE OFFICERS AND THE SPONSORS”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Certain Relationships Between Parent and Hub”

“HISTORICAL SELECTED FINANCIAL DATA – Prior Stock Purchases”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Voting Agreement between Parent and Fairfax Financial Holdings Limited

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Certain Relationships Between Parent and Hub”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Purpose and Reasons for the Arrangement of Executive Officer Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Arrangement of Parent and the Sponsors”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE ARRANGEMENT AGREEMENT—Arrangement Consideration”

“THE ARRANGEMENT AGREEMENT—Treatment of Options and Other Awards”

“THE ARRANGEMENT AGREEMENT—Payment for the Shares”

ANNEX B—ARRANGEMENT AGREEMENT

ANNEX C—PLAN OF ARRANGEMENT

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Effects on the Company if the Arrangement is Not Completed”

“SPECIAL FACTORS—Delisting and Deregistration of Hub Common Stock”

“SPECIAL FACTORS—Financing of the Arrangement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE ARRANGEMENT AGREEMENT”

ANNEX B—ARRANGEMENT AGREEMENT

ANNEX C—PLAN OF ARRANGEMENT

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)-(c) Purposes; Alternatives; Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Purpose and Reasons for the Arrangement of Executive Officer Investors”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement of Parent and the Sponsors”

“SPECIAL FACTORS—Position of Executive Officer Investors as to Fairness”

“SPECIAL FACTORS—Position of Parent and the Sponsors as to Fairness”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hub after the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Purposes, Reasons and Plans for Hub after the Arrangement”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Effects on the Company if the Arrangement is Not Completed”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Material Canadian Federal Income Tax Consequences”

“SPECIAL FACTORS—Fees and Expenses of the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE ARRANGEMENT AGREEMENT”

“DISSENTING SHAREHOLDERS’ RIGHTS”

ANNEX B—ARRANGEMENT AGREEMENT

ANNEX C—PLAN OF ARRANGEMENT

ANNEX I—SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendations of the Special Committee and Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Purpose and Reasons for the Arrangement of Executive Officer Investors”

“SPECIAL FACTORS—Purpose and Reasons for the Arrangement of Parent and the Sponsors”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of Executive Officer Investors as to Fairness”

“SPECIAL FACTORS—Position of Parent and the Sponsors as to Fairness”

ANNEX E—OPINION OF SCOTIA CAPITAL INC.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE SPECIAL MEETING—Voting Rights; Quorum; Vote Required for Approval”

“THE ARRANGEMENT AGREEMENT—Conditions to the Arrangement”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Opinion of Financial Advisor”

ANNEX E—OPINION OF SCOTIA CAPITAL INC.

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “THE SPECIAL MEETING—Availability of Documents”.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Arrangement”

“SPECIAL FACTORS—Limited Guarantees; Remedies”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Arrangement”

“SPECIAL FACTORS—Fees and Expenses of the Arrangement”

“THE ARRANGEMENT AGREEMENT—Termination Fees”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Arrangement”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“SPECIAL FACTORS—Certain Relationships Between Parent and Hub”

“HISTORICAL SELECTED FINANCIAL DATA—Security Ownership of Certain Beneficial Owners and Management”

“ANNEX F—INFORMATION RELATING TO HUB DIRECTORS AND EXECUTIVE OFFICERS AND THE SPONSORS”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Voting Agreement between Parent and Fairfax Financial Holding Limited”

“HISTORICAL SELECTED FINANCIAL DATA—Prior Stock Purchases”

“ANNEX F—INFORMATION RELATING TO HUB DIRECTORS AND EXECUTIVE OFFICERS AND THE SPONSORS”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE SPECIAL MEETING—Voting Rights; Quorum; Required for Approval”

“SPECIAL FACTORS—Voting Agreement between Parent and Fairfax Financial Holdings Limited”

“SPECIAL FACTORS—Certain Effects of the Arrangement”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Arrangement”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“HISTORICAL SELECTED FINANCIAL DATA—Security Ownership of Certain Beneficial Owners and Management”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Purposes and Reasons for the Arrangement of Executive Officer Investors”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a). Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“HISTORICAL SELECTED FINANCIAL DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. None.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Arrangement; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Arrangement”

“SPECIAL FACTORS—Opinions of Financial Advisors”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Fees and Expenses of the Arrangement”

ANNEX E – OPINION OF SCOTIA CAPITAL INC.

Item 15.	Additional Information

Regulation M-A Item 1011

(b) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 2, 2007.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Letter to Shareholders, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(4) Notice of Special Meeting of Shareholders, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(5) Press Release dated February 26, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hub International Limited on February 26, 2007).

(a)(6) Press Release dated March 22, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hub International Limited on March 23, 2007).

(a)(7) Letter of Transmittal, filed with the Securities and Exchange Commission along with Proxy Statement.

(a)(8) Press Release dated May 1, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hub International Limited on May 2, 2007).

(b)(1) Amended and Restated Commitment Letter from Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation to Maple Tree Acquisition Corporation, dated as of March 21, 2007.*

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated February 24, 2007.*

(c)(2) Opinion of Scotia Capital Inc., dated February 24, 2007.*

(c)(3) Presentation materials, dated February 20, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital, for the Special Committee of the Board of Directors of Hub International Limited.*

(c)(4) Financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the Board of Directors of Hub International Limited.*

(c)(5) Financial analysis presentation materials, dated February 24, 2007, prepared by Scotia Capital Inc., for the Special Committee of the Board of Directors of Hub International Limited.*

(c)(6) Opinion of Scotia Capital Inc., dated March 22, 2007, attached as Annex E to the Proxy Statement.

(c)(7) Presentation materials, dated January 25, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

(c)(8) Presentation materials, dated February 8, 2007, prepared by Scotia Capital Inc.*

(c)(9) Presentation materials, dated February 16, 2007, prepared by Scotia Capital Inc.*

(d)(1) Arrangement Agreement by and between Hub International Limited and Maple Tree Acquisition Corporation, dated as of February 25, 2007 and as amended as of March 22, 2007, attached as Annex B to the Proxy Statement.

(d)(2) Plan of Arrangement, attached as Annex C to the Proxy Statement.

(d)(3) Voting Agreement by and between Fairfax Financial Holdings Limited and Maple Tree Acquisition Corporation, dated as of February 25, 2007, attached as Annex D to the Proxy Statement.

(d)(4) Rollover Commitment from John P. Graham to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(5) Rollover Commitment from Richard A. Gulliver to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(6) Rollover Commitment from Bruce D. Guthart to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(7) Rollover Commitment from Martin P. Hughes to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(8) Rollover Commitment from W. Kirk James to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(9) Rollover Commitment from Lawrence J. Lineker to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(10) Rollover Commitment from Marianne D. Paine to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(11) Rollover Commitment from Roy H. Taylor to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(12) Letter to Executives from 0783587 B.C. LTD., dated as of March 22, 2007.*

(f)(1) Section 190 of the Canada Business Corporations Act, attached as Annex I to the Proxy Statement.

(g) None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	Hub International Limited

	By:	/s/ W. Kirk James
	Name:	W. Kirk James
	Title:	Vice President and Corporate Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ John P. Graham
John P. Graham

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Richard A. Gulliver
Richard A. Gulliver

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Bruce D. Guthart
Bruce D. Guthart

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Martin P. Hughes
Martin P. Hughes

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ W. Kirk James
W. Kirk James

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Lawrence J. Lineker
Lawrence J. Lineker

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Marianne D. Paine
Marianne D. Paine

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007

/s/ Roy H. Taylor
Roy H. Taylor

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	MAPLE TREE ACQUISITION CORPORATION

	By:	/s/ William Logan
	Name:	William Logan
	Title:	Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	APAX US VII, L.P.

	By:	Apax US VII GP, L.P., its general partner

	By:	Apax US VII GP, Ltd., its general partner

	By:	/s/ Peter Jeton
	Name:	Peter Jeton
	Title:	Authorized Signatory Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	APAX EUROPE VII-A, L.P. Acting by its manager Apax Partners Europe Managers Ltd

	By:	/s/ Peter Englander
	Name:	Peter Englander
	Title:	Director

	By:	/s/ Richard Wilson
	Name:	Richard Wilson
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	APAX EUROPE VII-B, L.P. Acting by its manager Apax Partners Europe Managers Ltd

	By:	/s/ Peter Englander
	Name:	Peter Englander
	Title:	Director

	By:	/s/ Richard Wilson
	Name:	Richard Wilson
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	APAX EUROPE VII-1, L.P. Acting by its manager Apax Partners Europe Managers Ltd

	By:	/s/ Peter Englander
	Name:	Peter Englander
	Title:	Director

	By:	/s/ Richard Wilson
	Name:	Richard Wilson
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 1, 2007	MORGAN STANLEY PRINCIPAL INVESTMENTS, INC

	By:	/s/ Thomas E. Doster
	Name:	Thomas E. Doster
	Title:	Director

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 2, 2007.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Letter to Shareholders, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(4) Notice of Special Meeting of Shareholders, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(5) Press Release dated February 26, 2007 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hub International Limited on February 26, 2007).

(a)(6) Press Release dated March 22, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hub International Limited on March 23, 2007).

(a)(7) Letter of Transmittal, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(8) Press Release dated May 1, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Hub International Limited on May 2, 2007).

(b)(1) Amended and Restated Commitment Letter from Morgan Stanley Senior Funding, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation to Maple Tree Acquisition Corporation, dated as of March 21, 2007.*

(c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated February 24, 2007.*

(c)(2) Opinion of Scotia Capital Inc., dated February 24, 2007.*

(c)(3) Presentation materials, dated February 20, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Scotia Capital, for the Special Committee of the Board of Directors of Hub International Limited.*

(c)(4) Financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the Board of Directors of Hub International Limited.*

(c)(5) Financial analysis presentation materials, dated February 24, 2007, prepared by Scotia Capital Inc., for the Special Committee of the Board of Directors of Hub International Limited.*

(c)(6) Opinion of Scotia Capital Inc., dated March 22, 2007, attached as Annex E to the Proxy Statement.

(c)(7) Presentation materials, dated January 25, 2007, prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

(c)(8) Presentation materials, dated February 8, 2007, prepared by Scotia Capital Inc.*

(c)(9) Presentation materials, dated February 16, 2007, prepared by Scotia Capital Inc.*

(d)(1) Arrangement Agreement by and between Hub International Limited and Maple Tree Acquisition Corporation, dated as of February 25, 2007 and as amended as of March 22, 2007, attached as Annex B to the Proxy Statement.

(d)(2) Plan of Arrangement, attached as Annex C to the Proxy Statement.

(d)(3) Voting Agreement by and between Fairfax Financial Holdings Limited and Maple Tree Acquisition Corporation, dated as of February 25, 2007, attached as Annex D to the Proxy Statement.

(d)(4) Rollover Commitment from John P. Graham to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(5) Rollover Commitment from Richard A. Gulliver to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(6) Rollover Commitment from Bruce D. Guthart to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(7) Rollover Commitment from Martin P. Hughes to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(8) Rollover Commitment from W. Kirk James to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(9) Rollover Commitment from Lawrence J. Lineker to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(10) Rollover Commitment from Marianne D. Paine to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(11) Rollover Commitment from Roy H. Taylor to 0783587 B.C. LTD., dated as of February 25, 2007.*

(d)(12) Letter to Executives from 0783587 B.C. LTD., dated as of March 22, 2007.*

(f)(1) Section 190 of the Canada Business Corporations Act, attached as Annex I to the Proxy Statement.

(g) None.

* Previously filed.